DORATO RESOURCES INC.

#507, 837 West Hastings Street

Vancouver, BC  V6C 3N6

Tel:  604.685.1017

Fax:  604.685.5777

June 9th, 2008

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion of the financial condition and results of operations of Dorato Resources Inc. (“Dorato”) should be read in conjunction with our audited financial statements and accompanying notes for the year ended January 31, 2008.  Except where otherwise noted, all dollar amounts are stated in United States dollars.

Overview

Dorato was incorporated under the laws of the Province of British Columbia on May 26, 1981 under the name "Force Energy Ltd.".  On September 10, 1981, we changed our name to "Force Resources Ltd.".  On December 1, 1994, we subsequently changed our name to "Force Technologies Inc." in connection with a consolidation of our share capital on a five old shares for one new share basis.  On October 1, 1997, we changed our name to "Glassmaster Industries Inc." in connection with a forward split of our share capital on a one old share for two new shares basis.  Effective April 24, 1998, we continued our jurisdiction of registration from British Columbia, Canada to the State of Wyoming by filing a Certificate of Registration and Articles of Continuance in the office of the Secretary of State of Wyoming.  On January 19, 2000, we changed our name to "Interlink Systems Inc." in connection with a consolidation of our share capital on a ten old share for one new share basis.  On August 14, 2000, we changed our name from "Interlink Systems Inc." to "iQuest Networks Inc." in connection with the acquisition of our interest in iNoize.  We also concurrently effected a consolidation of our share capital on a one new share for two old shares basis.  Effective October 28th, 2003, our shares were consolidated on the basis of one new share for every four old shares, and the authorized share capital was subsequently increased from 25,000,000 common shares to 100,000,000 common shares.  In connection with the share consolidation, we changed our name to "Quest Ventures Inc.".  Effective April 24th, 2006, our shares were consolidated on the basis of one new share for each two old shares.  In connection with the share consolidation, we also changed our name to “Dorato Resources Inc.”.  Effective August 21st, 2006, we continued our jurisdiction of incorporation into British Columbia from Wyoming.

Our Business

We had been inactive for 3 years when we ceased our operations as a company that was involved in the development of music transfer software.  We have entered into agreements with several Peruvian Nationals and a Peruvian company to acquire options to earn a 100% interest in 64 mineral claims located in Peru and to acquire certain mining concessions (the “Mineral Claims”).  As consideration for the Mineral Claims, we agreed to issue 10,150,000 common shares in stages and pay a total of $9,220,000.

On April 24th, 2008 the TSX Venture Exchange (the “TSX-V”) accepted for filing the documentation related to the acquisition of the Mineral Claims.

Certain material terms of the option agreements are as follows:

•

We have the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 16,158 hectares (the “Vicmarama Property”).  In order to earn a 100% interest in the Vicmarama Property, we agreed to issue a total of 750,000 common shares.  250,000 shares were issued on TSX-V approval and the remaining 500,000 shares will be issued over the following 24 months.  We also agreed to pay $250,000 as consideration for the Vicmarama Property.

•

We have the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 14,500 hectares (the “Maravilla Property”).  In order to earn a 100% interest in the Maravilla Property, we agreed to issue 1,500,000 common shares.  250,000 of these shares were issued upon TSX-V approval and the remaining 1,250,000 shares will be issued over the following 24 months.  We also agreed to pay $300,000 as consideration for the Maravilla Property.

•

We have the option to earn 100% interest in 11 mineral claims, comprising an aggregate of 9,659 hectares (the “Lahaina 2 Property”).  In order to earn a 100% interest in the Lahaina 2 Property, we agreed to issue 1,500,000 common shares.  250,000 of these shares were issued upon TSX-V approval and the remaining 1,250,000 shares will be issued over the following 24 months.  We also agreed to pay $400,000 as consideration for the Lahaina 2 Property.

•

We have the option to earn 100% interest in 17 mineral claims, comprising an aggregate of 15,468 hectares (the “Lahaina 1 Property”).  In order to earn a 100% interest in the Lahaina 1 Property, we agreed to issue 3,400,000 common shares.  400,000 of these shares were issued upon TSX-V approval and the remaining 3,000,000 shares will be issued over the following 36 months.  We also agreed to pay $270,000 as consideration for the Lahaina 1 Property.

Dorato Peru S.A.C., our wholly-owned subsidiary, also entered into an agreement with the sole shareholders of Compania Minera Afrodita S.A.C., (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, we were granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 shares and the payment of $8,000,000 payable over 36 months.

There was no finder’s fee paid in connection with our acquisition of the Mineral Claims.

Cordillera del Condor

Geologically the highly prospective CdC Gold – Copper Belt underlies the Ecuador – Peru Border region.  Recent exploration on the Ecuadorian side of the belt has been highly successful; however, it may still be classed as under-explored.  From North to South, key district’s include Corriente Resources Mirador Copper District (combined 43-101 inferred resource of 1.7Bt @ 0.6% Cu), Aurelian Resources world class Furta Del Norte Gold Deposit (43-101 inferred resource of 13.7Moz Au & 22.4Moz Ag) and finally in the South, the Chinapintza District where recent drilling by Goldmarca (recently re-branded as Ecometals Ltd) has intersected values up to 506m @ 1g/t Au.

In contrast the Peruvian portion, which  geologically comprises approximately 45-50% of the CdC belt, is unexplored as until very recently the area was closed to exploration and mining.  Key features on the Peruvian side such as shared geology, structural setting, proximity and extensions of known fertile trends and numerous placer gold occurrences indicate that the framework and potential is present to form very significant gold and copper deposits.

As a result of this transaction we will acquire first mover status in a very large land position in this exciting emergent gold – copper belt details of which are below:

We filed a technical report in accordance with the requirements of National Instrument 43-101 of the Canadian Securities Administrators and the TSX Venture Exchange (“TSX-V”) policies with respect to the Mineral Claims.

A two-phase exploration program estimated to cost $4,460,000 is recommended for the Cordillera del Condor project.  Because of difficult terrain and difficult access, which will require the extensive use of helicopters during both phases of the recommended program, exploration costs will be significantly higher than would be expected in the road accessible areas in the same region.  In addition, due to a greater degree of uncertainty in the allowing for unforeseen costs and cost overruns, a 20% contingency allowance has been added to both phases of the program.

Phase I, estimated to cost $2,354,000, consists of three parts:

1.

An initial helicopter-supported program of reconnaissance mapping, prospecting and stream sediment sampling to evaluate on a first-pass basis the Lahaina, Maravilla, Vicmarama and Pamina concessions.

2.

Detailed mapping and sampling on the El Conguime, Cobra 1 and Conaime 4 targets and detailed mapping and sampling of priority targets identified in other areas by the initial reconnaissance work.

3.

3D I.P./resistivity and ground magnetic surveys on El Tambo, El Conguime, Cobra 1, Conaime 4 and other targets of merit identified by the reconnaissance and follow-up work complted in stages 1 and 2.  The geophysical surveys will help refine and better define target areas prior to drilling (all of the deposit types in the district are associated with abundant sulphide and commonly contain abundant silica, e.g. FDN, which make I.P./resistivity a logical choice to evaluate target areas).

Phase II, which is contingent upon the results of Phase I, is a 6,000 metre initial diamond drill program estimated to cost $2,106,000.  A minimum 14 holes should be drilled to test the El Tambo, El Conguime, Conaima 4 and Cobra 1 targets with a contingent for an additional ten holes to test other targets developed during Phase I.  Drill hole priorities, hole locations and target depths would be determined after the completion of Phase I.

Significant Recent Events

Change of Business and Acquisition of Peruvian Mineral Property

Pursuant to a News Release dated November 19th, 2007, as updated on December 19, 2007, January 22, 2008, February 22, 2008 and March 28, 2008, we announced that we had entered into agreements to acquire a large, approximately 55 km by 10 km, land holding covering Peruvian extensions of the emergent Cordillera del Condor Gold (CdC) - Copper Belt.

The acquisition of the Mineral Claims constituted a change of business to the mining sector. A copy of the filing statement dated as of April 3, 2008 with respect to our change of business was filed under our profile at www.sedar.com.

In accordance with the rules of the TSX-V, we received written consent from shareholders holding in excess of a majority of the issued and outstanding shares to the change of business.  Further details on the change of business and the acquisition terms of the Mineral Claims are described in the filing statement.  Canaccord Capital Corporation agreed to act as our sponsor in regards to the transaction pursuant to the sponsorship policies of the TSX-V.  At our July 19, 2005 annual meeting our shareholders approved a name change and, in general terms, the proposed change of business.

We received the approval of the TSX-V to complete our change of business and related transactions on April 24th, 2008 as we met the requirements to be listed as a TSX-V Tier 2 company. Therefore, effective April 25, 2008, our listing was transferred from NEX to the TSX-V and our common shares commenced trading under the symbol “DRI”.

Private Placement

In conjunction with our change of business and acquisition of the Mineral Claims and subsequent to the year ended January 31, 2008 we completed a non-brokered private placement of 17,000,000 shares (the “Shares”) at a price of Cdn$0.60 per Share, for total proceeds of Cdn$10,200,000.  The proceeds of the private placement are being used to fund our acquisition of the Mineral Claims, the exploration of the Mineral Claims, and for general corporate purposes.  In addition to the statutory four month hold period, the subscribers voluntarily agreed that the Shares will be held in escrow for one year with 50% of the Shares being released after four months, a further 25% being released after eight months, and the final 25% being released after one year.

New Director

Jeffrey A. Pontius was appointed to our Board of Directors upon completion of our change of business.  Mr. Pontius is currently the President and Chief Executive Officer of International Tower Hill Mines and a director of Wealth Minerals Ltd.  Mr. Pontius has over 28 years of geological experience and holds a Masters Degree from the University of Idaho (Economic Geology), a BSc from Huxley College of Environmental Studies (Environmental Science) and a BSc from Western Washington University (Geology).

New Insider

Pursuant to the private placement of 17,000,000 common shares pursuant to the private placement financing and the acquisition of the Mineral Claims, Carlos Ballon Barraza, of San Isidro, Peru, acquired 6,350,000 common shares, which represents 18.87% of the fully diluted share capital upon issuance of the 10,150,000 common shares for the Mineral Claims.

Corporate Information

Our Board of Directors is as follows:

Anton J. Drescher

Gerhard Drescher

Rowland Perkins

Jeffrey A. Pontius

Our officers are:

Anton J. Drescher

President and Chief Executive Officer

Donna Moroney

Corporate Secretary and Chief Financial Officer

Share Capital

Our authorized share capital consists of 100,000,000 common shares without par value.  As of June 6, 2008, the total number of issued and outstanding common shares is 27,968,187 common shares.

During the year ended January 31, 2008 we issued an aggregate of 2,200,000 common shares pursuant to the exercise of share purchase warrants at a price of Cdn$0.30 per share and as of the year ended January 31, 2008 we had received subscriptions for $5,337,680 pursuant to our recently completed private placement of 17,000,000 common shares at a price of Cdn$0.60 per share.

During the year ended January 31, 2007 we issued an aggregate of 2,200,000 common shares pursuant to a private placement completed on September 28th, 2006.  We also concurrently issued an aggregate of 1,155,625 common shares to two creditors in settlement of outstanding indebtedness in the sum of Cdn$260,015 (US$220,914).

There are no outstanding stock options or outstanding share purchase warrants.

Plan of Operation

Our plans over the next twelve months are to carry out the recommended Phase I exploration program on our newly acquired Mineral Claims in Peru.

We have sufficient working capital to meet our current cash requirements for the next eighteen months.  Pursuant to our recently completed private placement of 17,000,000 common shares at a price of Cdn$0.60 per share, we have raised sufficient funds to carry out Phase I of the recommended exploration program on the Mineral Claims.

In the event that we do not have sufficient capital to carry out Phase II of the recommended work program on the Mineral Claims, which is contingent upon results from Phase I, we will be seeking to arrange additional equity financing.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans will be devised once financing has been completed and management knows what funds will be available for these purposes.  There is no guarantee, however, that we will meet working capital requirements on a continued basis.

Selected Annual Information

Description	January 31, 2008 $	January 31, 2007 $	January 31, 2006 $
Total Revenues	0	0	0
Net Profit or loss
Total	(273,121)	(79,383)	(79,507)
Per share	(0.05)	(0.03)	(0.07)
Total Assets	6,375,940	365,257	6,213
Long term financial liabilities	0	0	0
Cash dividends	N/A	N/A	N/A

Summary of Quarterly Results

Description	Year ended Jan 31, 2008	Nine Months ended Oct 31 2007	Six months ended July 31 2007	Three Months ended Apr 30, 2007	Year ended Jan 31, 2007	Nine Months ended Oct 31 2006	Six months ended July 31 2006	Three Months ended Apr 30, 2006
Net Revenues	0	0	0	0	0	0	0	0
Income or loss before other items
Total	(177,657)	(63,382)	(39,758)	(16,159)	(84,157)	(68,799)	(60,821)	(17,110)
Net loss for period
Total	(273,121)	(110,926)	(68,574)	(29,302)	(79,383)	(67,566)	(60,821)	(17,110)
Per share	(0.05)	(0.02)	(0.00)	(0.006)	(0.03)	(0.04)	(0.00)	(0.01)

Liquidity and Capital Resources

We had cash and cash equivalents of $5,851,179 as of January 31, 2008, compared to $361,726 at January 31, 2007, representing an increase of $5,489,453.  We had a working capital of $5,638,124 as of January 31, 2008, compared to a working capital of $357,735 as of January 31, 2007.  The increase in cash on hand and resultant increase in working capital was the result of subscriptions received prior to year end for our recently completed private placement of 17,000,000 common shares at a price of Cdn$0.60 per share.

We have sufficient funds on hand to fund our current operations over the next 18 months.  We anticipate that we will operate at a loss for the foreseeable future.  Our management has continued to provide capital through equity financing.  We recently completed a private placement of 17,000,000 common shares at a price of Cdn$0.60 per share in conjunction with our acquisition of the Mineral Claims, which funds, together with working capital, will be used to pay the estimated expenses of the change of business and private placement financing of $130,000, to pay property payments for the Mineral Claims of $1,920,000, to carry out the recommended Phase I of the exploration program of $2,354,000, for general and administrative expenses for 18 months of $250,000, with unallocated working capital of approximately $5,900,002.

We may require additional working capital in order to continue exploration and development of the Mineral Claims.  There is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken in the future will be negotiated by management as opportunities to raise funds arise.

During the year ended January 31, 2008 we issued an aggregate of 2,200,000 common shares pursuant to the exercise of share purchase warrants at a price of Cdn$0.30 per share and as of the year ended January 31, 2008 we had received subscriptions for $5,337,680 pursuant to our recently completed private placement of 17,000,000 common shares at a price of Cdn$0.60 per share.

During the fiscal year ended January 31, 2007 we raised an aggregate of $420,561 from a private placement of 2,200,000 units at a price of $0.19 ($0.225 Cdn.) per unit.  We also concurrently issued an aggregate of 1,155,625 common shares to two creditors in settlement of outstanding indebtedness in the sum of Cdn$260,015.

Results of Operations

We incurred a net loss of $273,121 for the fiscal year ended January 31, 2008, compared to a loss of $79,383 for the fiscal year ended January 31, 2007.  There was a 111% increase in operating expenses incurred during the fiscal year ended January 31, 2008 compared with the operating expenses incurred during the fiscal year ended January 31, 2007 as a result of the increased activity during fiscal 2008 related to our change of business, acquisition of the Mineral Claims and $10,200,000 completion of the Cdn$10,200,000 private placement.  The general and administrative expenses incurred during fiscal 2008 primarily consisted of consulting fees of $37,717 (2007 - $26,411), professional fees of $62,149 (2007 - $21,611), sponsorship fees of $47,147 (2007 - $Nil), travel and entertainment of $4,877 (2007 - $Nil), rent of $13,012 (2007 - $12,171), filing fees of $9,550 (2007 - $8,714), transfer agent fees of $4,683 (2007 - $5,685), and office and general of $2,697 (2007 - $8,418).

We do not maintain our own staff.  A management company, Harbour Pacific Capital Corp., controlled by one of our directors, performs administrative service on our behalf and bills us a fee for this service.  The management company provides full management services including bookkeeping services.

Transactions with Related Parties

During the fiscal year ended January 31, 2008 and January 31, 2007, we entered into the following transactions with related parties:

(a)

Consulting fees were paid to a company controlled by a director and officer of $36,868 (2007 - $26,411).

(b)

Professional fees of $10,325 (2007 - $9,876) were charged by a company controlled by a director and a company controlled by an officer.

Included in accounts payable as at January 31, 2008 is $4,103 (2007 - $1,216) owing for fees and expenses to a director and a company controlled by a director.

During the year ended January 31, 2007 we settled debt owing to a director totaling $214,399 by the issuance of 1,122,132 common shares at a price of $0.225 Cdn ($0.19 US) per share.

Changes in Accounting Policies and New Accounting Pronouncements

Financial Instruments

We follow CICA Handbook Sections 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”.  Section 1530 establishes standards for reporting ad presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3251 establishes standards on the presentation of equity and changes in equity require a separate presentation of the components of equity, including retained earnings, accumulated other comprehensive income, contributed surplus, share capital and reserves and the changes therein.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards we designated our cash and cash equivalents as held-for-trading which are measured at fair value, our accounts receivable and account payable as loans and receivables and other financial liabilities respectively, which are measured at amortized cost.

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  We have adopted EIC-166, effective February 1, 2007, and require retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  We have evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation.  These standards are effective for interim and annual financial statements for our reporting period beginning on February 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

We are currently assessing the impact of these new accounting standards on our financial statements.

Accounting Changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The impact that the adoption of Section 1506 will have on our results of operations and financial condition will depend on the nature of future accounting changes.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles (“GAAP”) and IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported us for the year ended July 31, 2010.  While we have begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, we will adopt the new standards for our fiscal year beginning February 1, 2008. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. We are currently evaluating the impact of the adoption of this new Section on our financial statements.

Forward Looking Statements

Except for historical information, our Management’s Discussion & Analysis (the “MD&A”) may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.